UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Plei, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Florida

    Date of organization
    January 24, 2017

Physical address of issuer
2121 Ponce de Leon Blvd Ste 730, Ste 730, Coral Gables, FL 33134

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$524,317.39	$557,709.66
Cash & Cash Equivalents	$266,893.73	$359,882.03
Accounts Receivable	$367.00	-$1,000.00
Short-term Debt	$613,891.41	-$543.79
Long-term Debt	$1,625,626.24	$1,397,940.56
Revenues/Sales	$9,330,839.73	$7,906,485.31
Cost of Goods Sold	$6,661,070.40	$5,776,006.26
Taxes Paid	0	0
Net Income	-$1,239,066.29	-$1,410,387.84

April 27, 2026

FORM C-AR

Plei, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Plei, Inc. , a Florida Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.plei.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Plei, Inc. (the "Company") is a Florida Corporation, formed on January 24, 2017.

The Company is located at 2121 Ponce de Leon Blvd Ste 730, Ste 730, Coral Gables, FL 33134.

The Company's website is www.plei.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Plei, Inc. is a sports technology company that organizes and hosts pickup soccer games at partner facilities across the United States. The Company generates revenue primarily through player fees for games it hosts, with additional revenue from software access, transaction fees, and brand partnerships.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risk Factors
Plei remains an early-stage company, and while we've made progress in expanding our user base and improving operations, we are still in the process of validating our long-term business model and financial sustainability. The following risks could materially affect our future performance.

Limited Operating History and Business Model Risk

Our success depends on continued user growth, facility partnerships, and consistent engagement across markets. As such, we face the common challenges associated with early-stage startups, including uncertainty around profitability and scaling efficiently.

Liquidity and Capital Requirements

We have raised capital through Regulation Crowdfunding and SAFE instruments, but we have not yet completed an institutional round. Our ability to sustain and scale operations is dependent on securing additional funding.

Operational and Infrastructure Challenges

As we expand into more markets and introduce new game formats, we face operational complexity around logistics, quality control, and technology scaling. Inconsistent service or execution may impact user retention and brand trust.

Platform and Technology Dependence

Our business is dependent on the functionality of the Plei App and our internal "Plei System." Any outages, bugs, security breaches, or delays in deployment can directly affect operations and user experience.

Evolving Data Privacy and Compliance Risks

We collect and store sensitive personal data and are subject to evolving privacy laws, such as GDPR and U.S. state-level regulations.

Macroeconomic and External Events

Global disruptions, including pandemics, geopolitical events, or economic downturns, can impact recreational spending, facility access, or overall user engagement. These factors may also affect our ability to raise capital in the future.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Plei, Inc. is a sports technology company that organizes and hosts pickup soccer games at partner facilities across the United States. The Company generates revenue primarily through player fees for games it hosts, with additional revenue from software access, transaction fees, and brand partnerships.

Business Plan

Plei partners with soccer facilities across the United States to host pickup soccer games, which players discover and join through the Plei App. The Company reserves field time at partner facilities and hosts paid games through its platform. The Company also generates revenue from brand partnerships with consumer brands that activate within its ecosystem.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alejandro Duque

All positions and offices held with the Company and date such position(s) was held with start and ending dates

January 2017 - Present: Plei, lnc., Co- Founder, and Board of Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2017 - Present: Plei, Inc., Co- Founder and Board of Director

Education

Florida International University, Accounting (2006-2008· no degree was earned due to leaving college to become an entrepreneur)

Name

Sebastian Duque

All positions and offices held with the Company and date such position(s) was held with start and ending dates

January 2017 - Present: Plei, Inc., Co- Founder, CEO and Board of Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2017 - Present: Plei, Inc., Co- Founder, CEO and Board of Director Responsibilities: Responsible for providing strategic leadership and making key decisions to drive the overall success of the organization, while effectively managing operations, resources, and stakeholders to achieve sustainable growth.

Education

Bachelors, Business Administration, International Business and Management, Loyola University Maryland (2015)

Name

Patricia Duque

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2021- Present: Plei, Inc., Board of Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

June 1998 - May 2023: Express Insurance, lnc., Insurance agent Responsibilities: Responsible for promoting the insurance agency to customers who need insurance, networking with potential customers, educating customers on each type of insurance coverage and making recommendations based on their needs, evaluating current insurance policies and recommending additional coverage when needed. Agents must evaluate the needs of their clients and propose plans that will meet the criteria, as well as the clients' financial status. Agents also collaborate with other insurance agents to target pre-decided prospects. May 2021- Present: Plei, Inc., Board of Director Responsibilities: Responsible for providing strategic guidance and oversight to the company, making key decisions, and representing the interests of shareholders. Directors play a crucial role in corporate governance, setting the company's direction, and ensuring its long-term success.

Education

Name

Orlando Duque

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2021- Present: Plei, Inc., Board of Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

June 1998 - May 2021: Express Insurance, Inc., Insurance agent Responsible for promoting the insurance agency to customers who need insurance, networking with potential customers, educating customers on each type of insurance coverage and making recommendations based on their needs, evaluating current insurance policies and recommending additional coverage when needed. Agents must evaluate the needs of their clients and propose plans that will meet the criteria, as well as the clients' financial status.. Agents also collaborate wid1 other insurance agents to target pre-decided prospects. May 2021 - Present: Plei, Inc., Board of Director Responsibilities: Responsible for providing strategic guidance and oversight to d1e company, making key decisions, and representing the interests of shareholders.. Directors play a crucial role in corporate governance, setting the company's direction, and ensuring its long-term success.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alejandro Duque

All positions and offices held with the Company and date such position(s) was held with start and ending dates

January 2017 - Present: Plei, lnc., Co- Founder, and Board of Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2017 - Present: Plei, Inc., Co- Founder and Board of Director

Education

Florida International University, Accounting (2006-2008· no degree was earned due to leaving college to become an entrepreneur)

Name

Sebastian Duque

All positions and offices held with the Company and date such position(s) was held with start and ending dates

January 2017 - Present: Plei, Inc., Co- Founder, CEO and Board of Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2017 - Present: Plei, Inc., Co- Founder, CEO and Board of Director Responsibilities:

Responsible for providing strategic leadership and making key decisions to drive the overall success of the organization, while effectively managing operations, resources, and stakeholders to achieve sustainable growth.

Education

Bachelors, Business Administration, International Business and Management, Loyola University Maryland (2015)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 10 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	6,450,000
Voting Rights	1 vote per share
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may decide to issue more Common Stock which may dilute the Security. The holders of the Issuer's Common Stock have the power to elect the Board of Directors of the Issuer; control of the Issuer is vested in the Board of Directors and d1e Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Issuer, including no antidilution rights, inspection rights or information rights.
Other Material Terms or information.	

Type of security	SAFE-1 (Republic) SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer's Board of Directors may decide at some point in the future to issue additional shares of Capital Stock, which may dilute the value of the Crowd SAFE. The percentage ownership represented by shares of the CF Shadow Series into which the Series 2020 Crowd SAFEs are convertible is subject to, among other things, d1e price per share at which the offering that triggers such convertibility is conducted. A conversion price of $1.00 will result in 107,149 shares of Capital Stock being issued pursuant to the conversion. A lower conversion price will result in proportionally more shares being issued, and a higher conversion price will result in proportionally less shares issued

Other Material Terms or information.	All capitalized terms used but not otherwise defined herein have the meanings set forth in the 2020 Crowd SAFE.. The "Discount" is 20%. The "Valuation Cap" is $10,000,000.. If an Equity Financing occurs before d1is instrument terminates in accordance with Sections l(b)- (d) of the Crowd SAFE ("First Equity Financing"), the Company shall promptly notify the Investor of the dosing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE wid10ut converting the Purchase Amorn1t to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing.. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price"). If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select d1e cash option. In connection with Section l(b)(i) of the Crowd SAFE, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of od1er Crowd SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. If there is a Dissolution Event before this instrument terminates in accordance with Sections l(a) or l(b) of the Crowd SAFE, subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for

	distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock. * The percentage assumes conversion of the Crowd SAFEs at the Valuation Cap in a $1M capital raise at a Pre- Money Valuation of $20,000,000.
Value of SAFE or Convertible Notes	$118,900

Type of security	SAFE-2 SAFE (Simple Agreement for Future Equity)
Amount outstanding	$957,600.77
Voting Rights	None
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	The Issuer does not have the right to repurchase the Securities.. The Securities do not have a stated return or liquidation preference. The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.
Value of SAFE or Convertible Notes	$957,600.77

Type of security	SAFE-3 SAFE (Simple Agreement for Future Equity)
Amount outstanding	$250,000
Voting Rights	None
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$250,000

Type of security	SAFE-4 SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$150,000

Type of security	SAFE-5 SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$75,000

Type of security	SAFE-6 SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$150,000

Type of security	SAFE-7 SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$350,000

Type of security	SAFE-8 SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	100,000

Type of security	SAFE-9 SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	75000

Type of security	SAFE-10 SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	75000

Type of security	SAFE-11
Amount outstanding	
Voting Rights	None
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	SAFE-12 SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	70068.49

Type of security	SAFE-13
Amount outstanding	
Voting Rights	None
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	JPMorgan Chase Bank
Amount outstanding	$249,287.37
Interest rate and payment schedule	Prime + 2.35% (~10.85%) 5-year revolving LOC; Annual fee $625; $250k limit
Amortization schedule	
Describe any collateral or security	
Maturity date	January 18, 2029
Other material terms	

Type of debt	Friends and Family-Shareholder Loans
Name of creditor	Duque Family
Amount outstanding	$143,426
Interest rate and payment schedule	The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Friends and Family- Shareholder Loans
Name of creditor	Duque Family
Amount outstanding	$250,000
Interest rate and payment schedule	$250,000 at an 8% annual interest rate
Amortization schedule	Repayment structured as 12 months of interest-only payments of $1,666.67 followed by 60 months of principal and interest payments in the amount of $5,069.10. The loan includes no prepayment penalty, late fees for missed payments, and will be governed by Florida law without any equity conversion rights.
Describe any collateral or security	Extension of Interest-Only Period was approved. An agreement Agreement was entered to extend the interest-only period by four (4) months. The Borrower shall make sixteen (16) monthly payments of $1,666.67 on the 5th day of each month, commencing on April 5, 2025, and ending on July 5, 2026. These payments represent interest-only payments.
Maturity date	July 5, 2031
Other material terms	

Type of debt	Bank loan
Name of creditor	U.S. Small Business Administration
Amount outstanding	$198,989.63
Interest rate and payment schedule	Loan #3349957200; Originally $54,600; amended to $205,000; 30-year term
Amortization schedule	
Describe any collateral or security	
Maturity date	April 22, 2050
Other material terms	

Type of debt	Friends and Family- Shareholder Loans
Name of creditor	Sebastian Evers
Amount outstanding	$300,000.00
Interest rate and payment schedule	$4,500 (interest-only) 12-month term; 18% simple interest; total interest $54,000; balance includes accrued interest
Amortization schedule	
Describe any collateral or security	
Maturity date	January 20, 2027
Other material terms	

Type of debt	Stripe Capital Loan
Name of creditor	Stripe Capital
Amount outstanding	$77,056.09
Interest rate and payment schedule	6.1% flat fee Revenue-based daily remittance; total repayment ~$304,025; expected payoff Jun 2026
Amortization schedule	
Describe any collateral or security	
Maturity date	June 15, 2026
Other material terms	

The total amount of outstanding debt of the company is $1,218,759.09.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$957,600.77	Intermediary Fees; Staffing; Marketing; Travel; Research and Development	December 15, 2020	Regulation CF
		$250,000.00	Intermediary Fees, Staffing, Marketing, Travel, Research & Development	September 24, 2024	Rule 506(b)
		$150,000.00	Intermediary Fees, Staffing, Marketing, Travel, Research & Development	September 18, 2024	Rule 506(b)
SAFE (Simple Agreement for Future Equity)		$75,000.00	Intermediary Fees, Staffing, Marketing, Travel, Research & Development	September 18, 2024	Rule 506(b)
SAFE (Simple Agreement for Future Equity)		$150,000.00	Intermediary Fees, Staffing, Marketing, Travel, Research & Development	September 17, 2024	Rule 506(b)
SAFE (Simple Agreement for Future Equity)		$350,000.00	Intermediary Fees, Staffing, Marketing, Travel, Research & Development	September 17, 2024	Rule 506(b)

SAFE (Simple Agreement for Future Equity)		$100,000.00	Intermediary Fees, Staffing, Marketing, Travel, Research & Development	November 29, 2023	Rule 506(b)
SAFE (Simple Agreement for Future Equity)		$75,000.00	Intermediary Fees, Staffing, Marketing, Travel, Research & Development	June 25, 2025	Rule 506(b)
SAFE (Simple Agreement for Future Equity)		$75,000.00	Intermediary Fees, Staffing, Marketing, Travel, Research & Development	June 27, 2025	Rule 506(b)
		$70,068.49		June 25, 2025	Rule 506(b)
SAFE (Simple Agreement for Future Equity)		$70,643.83		June 1, 2025	Rule 506(b)
SAFE (Simple Agreement for Future Equity)		$72,840.82			Rule 506(b)
SAFE (Simple Agreement for Future Equity)		$957,600.77	Intermediary fees, staffing, marketing, travel, research, and development	September 12, 2023	Regulation CF

Ownership

As of April 20, 2026, Plei, Inc. has 5,065,000 shares of common stock outstanding and 6,450,000 shares on a fully diluted basis. A majority of the Company is owned by two individuals, Sebastian Duque and Alejandro Duque. The ownership of outstanding common stock is distributed as follows: Sebastian Duque holds 3,100,000 shares, representing approximately 61.2% of outstanding common stock. Alejandro Duque holds 1,165,000 shares, representing approximately 23.0% of outstanding common stock. Patricia Duque and Orlando Duque, as joint tenants with right of survivorship, collectively hold 800,000 shares, representing approximately 15.8% of outstanding common stock.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Sebastian Duque	61.2%
Alejandro Duque	23.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Liquidity and Capital Resources As of December 31, 2025, the Company had cash and cash equivalents of approximately $266,894. The Company's capital resources consist of equity investments raised through prior Regulation Crowdfunding offerings, SAFE investments, and revenue generated from operations. Based on current operating plans, management believes existing capital resources, together with revenue from operations and additional financing the Company continues to evaluate, are sufficient to fund operations in the near term. Results of Operations The Company generated revenue of $9,330,840 in fiscal year 2025, compared to $7,906,485 in fiscal year 2024. The Company reported a net loss of $1,239,066 in 2025, compared to a net loss of $1,410,388 in 2024. Prior Offerings On January 23, 2020, the Company conducted an offering pursuant to Regulation CF and raised $118,900.00. On September 12, 2023, the Company conducted an offering pursuant to Regulation CF and raised $957,600.77.

During this period, management's objectives are to grow revenue, improve operating efficiency, and extend the Company's operating runway. To achieve these objectives, management intends to: Continue growing revenue across the Company's existing markets and revenue streams. Maintain disciplined cost management and operational efficiency. Evaluate additional financing options to support the Company's business plan. Continue investing in the Company's platform and operational infrastructure to support scalable growth.

Liquidity and Capital Resources

On December 15, 2020 the Company conducted an offering pursuant to Regulation CF and raised $957,600.77.

On September 24, 2024 the Company conducted an offering pursuant to Rule 506(b) and raised $250,000.00.

On September 18, 2024 the Company conducted an offering pursuant to Rule 506(b) and raised $150,000.00.

On September 18, 2024 the Company conducted an offering pursuant to Rule 506(b) and raised $75,000.00.

On September 17, 2024 the Company conducted an offering pursuant to Rule 506(b) and raised $150,000.00.

On September 17, 2024 the Company conducted an offering pursuant to Rule 506(b) and raised $350,000.00.

On November 29, 2023 the Company conducted an offering pursuant to Rule 506(b) and raised $100,000.00.

On June 25, 2025 the Company conducted an offering pursuant to Rule 506(b) and raised $75,000.00.

On June 27, 2025 the Company conducted an offering pursuant to Rule 506(b) and raised $75,000.00.

On June 25, 2025 the Company conducted an offering pursuant to Rule 506(b) and raised $70,068.49.

On June 1, 2025 the Company conducted an offering pursuant to Rule 506(b) and raised $70,643.83.

On the Company conducted an offering pursuant to Rule 506(b) and raised $72,840.82.

On September 12, 2023 the Company conducted an offering pursuant to Regulation CF and raised $957,600.77.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Duque family
Relationship to the Company	Board of Directors
Total amount of money involved	$301,206
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	N/A
Description of the transaction	During 2019, the Issuer borrowed money from its shareholders, Duque family members, in the aggregate amount of $301,206. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of the date hereof, the outstanding balance of the loans is $596.30.
Related Person/Entity	Duque family
Relationship to the Company	Board of Directors
Total amount of money involved	$250,000
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	N/A
Description of the transaction	During 2025, the Issuer borrowed money from its shareholders, Duque family members, in the aggregate amount of $250,000. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of the date hereof, the outstanding balance of the loans is

	$250,000
Related Person/Entity	Duque family
Relationship to the Company	Board of Directors
Total amount of money involved	$250,000
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	N/A
Description of the transaction	During 2025, the Issuer borrowed money from its shareholders, Duque family members, in the aggregate amount of $250,000. $250,000 at an 8% annual interest rate, with repayment structured as 12 months of interest-only payments of $1,666.67 followed by 60 months of principal and interest payments in the amount of $5,069.10. The loan includes no prepayment penalty, late fees for missed payments, and will be governed by Florida law without any equity conversion rights..

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sebastian Duque
(Signature)

Sebastian Duque
(Name)

Co- Founder, CEO and Board of Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Certification

I, Sebastian Duque, the Chief Executive Officer of Plei, Inc., hereby certify that the financial statements of Plei, Inc. included in this Report are true and complete in all material respects.

Signature: _____

Name: Sebastian Duque

Title: Chief Executive Officer

Date:

Profit and Loss

PLEI, INC.

January-December, 2025

	Total	
	Jan 1 - Dec 31 2025	**Jan 1 - Dec 31 2024 (PY)**
Income		
Total for 4000 Income	$9,330,839.73	$7,906,485.31
Total for Income	$9,330,839.73	$7,906,485.31
Cost of Goods Sold		
Total for 5000 Cost of Goods Sold	$6,661,070.40	$5,776,006.26
Total for Cost of Goods Sold	$6,661,070.40	$5,776,006.26
Gross Profit	$2,669,769.33	$2,130,479.05
Expenses		
6000 Growth		
Total for 6000 Growth	$770,869.47	$1,068,104.83
Total for 6200 Operations	$1,225,702.73	$569,773.75
Total for 6300 Sales	$246,873.61	$224,872.15
Total for 6400 Technology	$1,564,140.12	$1,682,689.77
Total for 6600 In House Organizers	$96,415.70	
Uncategorized Expense		2,885.79
Total for Expenses	$3,904,001.63	$3,548,326.29
Net Operating Income	-$1,234,232.30	-$1,417,847.24
Total for 8000 Other Income	$74,367.28	$23,945.73
Total for Other Income	$74,367.28	$23,945.73
Total for Other Expenses	$79,201.27	$16,486.33
Net Other Income	-$4,833.99	$7,459.40
Net Income	-$1,239,066.29	-$1,410,387.84

Balance Sheet

PLEI, INC.

As of December 31, 2025

Distribution account	Total	
	As of December 31, 2025	As of December 31, 2024 (PY)
Assets		
Current Assets		
Bank Accounts		
Total for Bank Accounts	**$266,893.73**	**$359,882.03**
Total for Accounts Receivable	**$367.00**	**-$1,000.00**
Other Current Assets		
1300 Prepaid Expenses	21,316.57	10,031.95
1305 Prepaid Interest	29,690.48	
Total for 1330 Inventory	$20,117.31	$18,608.14
Total for 1350 Clearing Accounts	$158,733.29	$150,439.81
Total for Other Current Assets	**$229,857.65**	**$179,079.90**
Total for Current Assets	**$497,118.38**	**$537,961.93**
Total for Fixed Assets	**$5,285.67**	**$9,573.23**
Total for Other Assets	**$21,913.34**	**$10,174.50**
Total for Assets	**$524,317.39**	**$557,709.66**
Liabilities and Equity		
Liabilities		
Total for Accounts Payable	$36,104.00	$27,967.53
Total for Credit Cards	$366,586.26	$57,361.67
Total for Other Current Liabilities	$211,201.15	-$85,872.99
Total for Current Liabilities	**$613,891.41**	**-$543.79**
Long-term Liabilities		
Total for 2210 Notes Payable	$250,000.00	$0.00
2220 EIDL Loan	202,080.42	201,594.62
2300 Loans from Founders	173,426.30	7,646.30
2400 Crowdfunding	1,000,119.52	1,000,119.52
2500 Convertible Notes	0	154,000.00
2990 Accrued Interest Expense	0	34,580.12
Total for Long-term Liabilities	**$1,625,626.24**	**$1,397,940.56**
Total for Liabilities	**$2,239,517.65**	**$1,397,396.77**
Equity		
3900 SAFE	1,438,553.14	1,075,000.00
3800 Retained Earnings	-1,914,687.11	-504,299.27
Net Income	-1,239,066.29	-1,410,387.84
Total for Equity	**-$1,715,200.26**	**-$839,687.11**
Total for Liabilities and Equity	**$524,317.39**	**$557,709.66**

Statement of Cash Flow

PLEI, INC.

As of December 31, 2025

Cash Flows	As of December 31, 2025	As of December 31, 2024 (PY)
Operating Activities		
Net Income / (Loss)	-1,239,066	-1,410,388
Depreciation and Amortization	4,287	4,607
Accounts Receivable	-1,367	1,000
Other Current Assets	-50,779	-146,728
Other Asset	-11,739	235
Accounts Payable	317,362	79,330
Other Current Liabilities	297,075	-69,452
Cash Flow (To) / From Operations	**-684,227**	**-1,541,396**
Investing		
Fixed Assets	0	-14,181
Cash Flow (To) / From Investing	**0**	**-14,181**
Financing		
Loans Payable	416,266	-171,707
Accrued Interest Expense	-34,580	3,080
Capital Issued	209,553	1,372,552
Cash Flow (To) / From Financing	**591,239**	**1,203,925**
Total Cash Flow for the Period	**-92,988**	**-351,652**
Cash, beginning of period	359,882	711,534
Cash, end of period	266,894	359,882

The 2024 comparative figures in our current financial statements differ from what was filed in last year's Form C-AR due to prior-period adjustments. Here is a reconciliation of the differences:

Line	Prior filing (2024)	Current FS (2024 comparative)	Variance	Explanation:
Total Assets	$542,799.93	$557,709.66	$14,910.00	Decrease of $4,838 from A/R offset by missing Other Assets in prior year report of $19,748
Accounts Receivable	$3,838.00	-$1,000.00	-$4,838.00	Void of 4 invoices by prior firm
Short-term Debt	$56,178.69	-$543.79	-$56,722.00	Refund Adjustments - recorded to player payment clearing liability
Revenues / Sales	$7,854,600.83	$7,906,485.31	$51,884.00	Refund Adjustments recorded by prior firm offset with void of invoices
Net Income	-$1,462,272.32	-$1,410,387.84	$51,884.00	Due to change in Revenue above

There were negative balances in Accounts Receivable and Current Liabilities as of 12/31/2024. These balance are negative due to the following:

- Accounts Receivable of **-$1,000.00** as of 12/31/2024 - This is due to an invoice being improperly voided in 2024 to create this negative balance. It was corrected with a journal entry in 2025.
- Current Liabilities of **-$543.79** as of 12/31/2024 - This is due to the Player Payment clearing account negative balance. It clears when funds are deposited from Stripe. There was a $87k deposit in Stripe on 1/2/25 that swings the balance the other way.

Plei, Inc was issued a Line of Credit in 2025. The terms of the Line of Credit are as follows:
Interest rate: 2.35% Per Annum above Prime
Maturity Date: January 18, 2029
Guarantee: Personal guarantee by Sebastian Duque
Collateral: Inventory, Equipment, Accounts, Deposit Accounts, and Collections